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Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
212-735-3000

August 27, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549-4561

Attn:	John Zitko Staff Attorney
RE:	Duff & Phelps Corporation Amendment No. 3 to Registration Statement on Form S-1 Filed on August 9, 2007 File No. 333-143205

Dear Mr. Zitko:

        On behalf of our client, Duff & Phelps Corporation (the "Company"), we are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter, dated August 21, 2007 (the "Comment Letter") with respect to the registration statement on Form S-1 filed by the Company with the Commission on May 23, 2007 (File No. 333-143205) (the "Registration Statement") as amended by Amendment No. 1 to the Registration Statement ("Amendment No. 1") filed by the Company with the Commission on June 29, 2007, Amendment No. 2 to the Registration Statement ("Amendment No. 2") filed by the Company with the Commission on July 26, 2007 and Amendment No. 3 to the Registration Statement ("Amendment No. 3") filed by the Company with the Commission on August 9, 2007.

        Certain of the Staff's comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 4 to the Registration Statement ("Amendment No. 4").

        The Company has responded to all of the Staff's comments. The Company's responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4.

Recapitalization Transactions, page 24

1.
In the recapitalization transactions, you will convert the current, multiple class structure of D&P Acquisitions into New Class A Units based on the liquidation provisions of the existing units and using a liquidation value determined by the initial public offering price of the Class A common stock sold in the offering. You also entered into an agreement with certain existing unitholders to redeem the units held by them immediately prior to the offering. It appears that these are substantive transactions that will result in a change to the proportional voting interest of the various classes of unitholders. Tell us how you evaluated these transactions and the relevant accounting literature in reaching your conclusion to use the carryover basis to account for these transactions.

        The Company respectfully submits to the Staff that, in evaluating the Recapitalization Transactions and concluding that it is appropriate to use the carryover basis to account for such transactions, the Company consulted paragraph 11.17 and D11-D13 of Statements of Financial Accounting Standards No. 141 Business Combinations (SFAS No. 141), which presents several factors to be considered. The Company has concluded that the Recapitalization Transactions constitute a reorganization between entities. Under Common Control and in the context of such factors, the Company analyzed the impact of the Recapitalization Transactions based on the following considerations:

  (1)
  Relative economic stake of unitholders pre- and post-Recapitalization Transactions;

  (2)
  Relative voting stake of unitholders pre- and post-Recapitalization Transactions;

  (3)
  Relative control rights of controlling unitholders pre- and post-Recapitalization Transactions;

  (4)
  Impact on vesting provisions for employee members pre- and post-Recapitalization Transactions;

  (5)
  Board representation pre- and post-Recapitalization Transactions;

  (6)
  Composition of management pre- and post-Recapitalization Transactions; and

  (7)
  Whether all unitholders were offered the right to redeem units in connection with the Redemption.

        With respect to the above considerations, the Company respectfully advises the Staff of the following:

  (1)
  The Recapitalization Transactions (pre-offering) will still result in the existing unitholders maintaining the same economic stake pre- and post-Recapitalization Transactions. Pre-Recapitalization Transactions, some classes achieve this economic stake through their respective preferences (i.e. Class A, B, C and F unitholders), in addition to their profits participation, as applicable. Post-Recapitalization Transactions, these economic stakes are converted into an equivalent amount of New Class A Units, pursuant to the terms of the Recapitalization Transactions.

  (2)
  The relative voting stakes of unitholders is slightly altered by virtue of the Recapitalization Transactions, as indicated in the chart set forth below and in the Company's response to Comment 2. This is due to the fact that certain classes (notably Class C unitholders), have significant preference value but their voting rights may not correspond to this economic stake. For illustrative purposes, the chart below assumes a deemed liquidation value for D&P Acquisitions of $[***Redacted***] million. The total number of units outstanding prior to the offering is assumed to be [***Redacted***].

        [Table]

        Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.

  (3)
  The current controlling unitholders of D&P Acquisitions (Vestar and Lovell Minnick) collectively maintain a majority of the voting rights post-Recapitalization Transactions.

  (4)
  The D&P Acquisitions vesting provisions for employee members will remain in place post-Recapitalization Transactions.

  (5)
  The D&P Acquisitions board of managers, as currently constituted, will cease to exist following the Offering. The Company, governed by its board of directors, will become the sole managing member of D&P Acquisitions. However, this only occurs upon consummation of the

    Offering, not the Recapitalization Transactions, which occur prior to the Offering. Please note that existing unitholders (or their representatives) will retain six seats on the Company's board, which currently has a total of 8 directors.

  (6)
  The management composition of the operating business will remain unchanged as a result of the Recapitalization Transactions.

  (7)
  All members of D&P Acquisitions have been offered a chance to participate in the Redemption. The current senior preference is being eliminated in the Recapitalization Transactions and the Redemption through the anticipated participation in the Redemption.

        Based on the above, the Company has concluded that the Recapitalization Transaction will be a reorganization consummated by entities under common control and therefor it is appropriate to use the carryover basis to account for the Recapitalization Transactions. Further, in evaluating the Reorganization and Offering (which includes the Recapitalization Transactions, the Offering Transactions and the Redemption, as defined in the prospectus) and concluding that it is appropriate to use the carryover basis to account for such transactions, the Company consulted SFAS No. 141 and SEC Staff Accounting Bulletin No. 48 transfer of assets by Promoters for Shareholders, which presents several factors to be considered. In the context of such factors, the Company analyzed the impact of the Reorganization and Offering based on the following considerations:

  (1)
  Relative economic stake of unitholders pre- and post-Reorganization and Offering;

  (2)
  Relative voting stake of unitholders pre- and post-Reorganization and Offering;

  (3)
  Relative control rights of controlling unitholders pre- and post-Reorganization and Offering;

  (4)
  Impact on vesting provisions for employee members pre- and post-Reorganization and Offering;

  (5)
  Board representation pre- and post-Reorganization and Offering;

  (6)
  Composition of management pre- and post-Reorganization and Offering; and

  (7)
  Whether all unitholders were offered the right to redeem units in connection with the Redemption.

        With respect to the above considerations, the Company respectfully advises the Staff of the following:

  (1)
  The Recapitalization Transactions, prior to the Offering Transactions, will still result in the existing unitholders maintaining the same economic stake pre- and post-Recapitalization Transactions. Pre- Recapitalization Transactions, some classes achieve this economic stake through their respective preferences (i.e. Class A, B, C and F unitholders), in addition to their profits participation, as applicable. Post- Recapitalization Transactions, these economic stakes are converted into an equivalent amount of New Class A Units, pursuant to the terms of the Recapitalization Transactions.

  Following the Offering Transactions, existing unitholders of D&P Acquisitions will have a portion of their equity redeemed by the Company (through the Redemption), resulting in the Company becoming a member of D&P Acquisitions. Based on an offering size of approximately $[***Redacted***] million, the existing unitholders of D&P Acquisitions would own approximately [***Redacted***]% of the New Class A Units and associated economic rights of D&P Acquisitions and the Company, and the Company would own approximately [***Redacted***]% of the New Class A Units and associated economic rights of D&P Acquisitions.

  (2)
  The relative voting stakes of existing unitholders, prior to the Offering Transactions, is slightly altered by virtue of the Recapitalization Transactions, as indicated in the chart set forth below and in the Company's response to Comment 2. This is due to the fact that certain classes (notably the Class C unitholders), have significant preference value but their voting rights may not correspond to this economic stake.

  Following the Offering Transactions, existing unitholders of D&P Acquisitions will have a portion of their equity redeemed by the Company (through the Redemption), resulting in the Company becoming a member of D&P Acquisitions. Based on an offering size of approximately $[***Redacted***] million, the Company would own approximately [***Redacted***]% of the New Class A Units and [***Redacted***] % of the voting power of D&P Acquisitions. However, the existing unitholders of D&P Acquisitions will hold approximately [***Redacted***]% of the voting power of the Company. For illustrative purposes, the chart below assumes a deemed liquidation value for D&P Acquisitions of $[***Redacted***] million and a $[***Redacted***] million offering size. The total number of units outstanding prior to the offering is assumed to be [***Redacted***].

    [Table]

  (3)
  Following the Reorganization and Offering, the current controlling unitholders of D&P Acquisitions (Vestar and Lovell Minnick) will maintain over [***Redacted***]% of the equity ownership of the Company and D&P Acquisitions (in excess of the ownership of the Company in D&P Acquisitions). Furthermore, in the aggregate, the existing unitholders of D&P Acquisitions will maintain approximately [***Redacted***]% of the equity ownership of the Company and D&P Acquisitions.

  (4)
  The D&P Acquisitions vesting provisions for employee members will remain in place post-Reorganization and Offering.

  (5)
  The D&P Acquisitions board of managers, as currently constituted, will cease to exist following the Reorganization and Offering. The Company, governed by its board of directors, will become the sole managing member of D&P Acquisitions. The existing unitholders of D&P Acquisitions (or their representatives) will retain six seats on the Company's board of directors, which currently has a total of 8 directors.

        Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.

  (6)
  The management composition of the operating business will remain unchanged as a result of the Reorganization and Offering.

  (7)
  All members of D&P Acquisitions have been offered a chance to participate in the Redemption. The current senior preference is being eliminated in the Recapitalization Transactions and Redemption through the anticipated participation in the Redemption.

        Based on the considerations described above, the Company believes that it is appropriate to use the carryover basis to account for the Reorganization and Offering.

2.
Please provide a chart showing the voting interests of the unitholders in D&P Acquisitions before and after the recapitalization transaction, but excluding the impact redemption of units and of the offering. Also show us how the voting interests will change as a result of the redemption of units, excluding the common shares issued in the offering.

        The Company respectfully submits to the Staff that, pursuant to the D&P Acquisitions Second Amended and Restated LLC Agreement, dated as of October 31, 2006 (the "Current LLC Agreement"), for matters requiring a vote of the members, each member of D&P Acquisitions is generally entitled to one vote for each unit held by such member, regardless of whether such units are vested and regardless of the class of units held by such member. Pursuant to the Current LLC Agreement, a class vote of the Class B, Class C and/or Class F Units is required for issuances of additional units that are junior to the Class A Units and senior or pari passu to such class. In addition, the consent of affiliates of Vestar and Lovell Minnick is required for certain extraordinary transactions (e.g. merger, change of control, significant acquisition, payment of dividends or distributions, capital expenditures significantly in excess of budget, etc.).

        Following the Recapitalization Transactions, holders of New Class A Units (including Duff & Phelps Corporation) will be entitled to one vote for each New Class A Unit. All other consent rights will no longer exist.

        The following chart sets forth the voting interests by class of units (i) prior to the Recapitalization Transactions; (ii) after giving effect to the Recapitalization Transactions but without giving effect to the contemplated Redemptions; and (iii) after giving effect to the Recapitalization Transactions and the contemplated Redemptions, but excluding units held by Duff & Phelps Corporation after giving effect to the initial public offering. Since the exchange ratios of New Class A Units being issued in exchange for existing classes of units in D&P Acquisitions is dependent upon the initial public offering price of the Class A common stock, the precise impact of the Recapitalization Transactions on the voting interests of the members cannot be determined at this time. For illustrative purposes, the chart below assumes a deemed liquidation value for D&P Acquisitions of $[***Redacted***] million. The total number of units outstanding prior to the offering is assumed to be [***Redacted***].

        [Table]

        Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.

3.
Identify for us the "certain unaffiliated unitholders" who have elected to have up to 100% of their New Class A Units redeemed, as disclosed at page 25. Tell us why they are described as unaffiliated.

        The "certain unaffiliated unitholders" who have elected to have up to 100% of their New Class A Units redeemed are: Edmund Hajim, Barclay Klingel, Nicolas Berggruen, Scott Delman, Chet Gougis, Sun Ventures Capital Partners I, L.P., Comstock Partners LLC, Compass Advisors LLP and Ajax Capital LLC. None of these individuals or entities are officers, directors, employees or 10% shareholders of D&P Acquisitions. Additionally, none of these individuals or entities have the right to appoint members of the board of managers of D&P Acquisitions or have any additional voting rights other than rights accorded to them in connection with their respective ownership interests in D&P Acquisitions. Accordingly, we have concluded that such unitholders are not affiliates of the Company. Furthermore, disclosure of the identity of such unitholders is not material to an investor in the Company.

4.
Describe for us the reasons for entering into the agreement to redeem New Class A Units. Also tell us whether all unitholders have been offered the right to redeem units.

        The agreement to redeem New Class A Units with a portion of the proceeds of the offering was intended to allow unitholders of D&P Acquisitions to monetize a portion of their holdings. As described in the disclosure on page 28 of the prospectus, the Company does not anticipate significant short-term capital needs, which will allow the Company to use a portion of the proceeds of the offering to fund the Redemptions.

        All unitholders have been offered the right to have a portion, and in some cases all, of their units redeemed. Unitholders who are employees of the Company have been offered the right to have up to 10% of the units they hold (up to 15% if the underwriters exercise their over-allotment option) redeemed. Unaffiliated unitholders (identified in our response to Comment 3 above) have been offered the right to have up to 100% of the units they hold redeemed. In addition, holders of Class A Units and holders of Class B Units that have preferred Class B capital associated with their units have been offered the right to have redeemed such number of New Class A Units that represent their invested capital.

5.
You disclose at page 24 that each of the seven different classes of memberships units in D&P Acquisitions has "different profits interests." Tell us what this disclosure means and where these features of the units are disclosed in Note 14 to the financial statements at page F-58.

        The "different profits interests" that are referenced on page 24 of the prospectus refer to the "floor prices," defined as the amount of aggregate distributions made above which the class of units is entitled to share in future distributions. These priorities in distributions are described on pages F-60 to F-63 of the prospectus. In addition, the disclosure on page 24 of the prospectus has been revised to further clarify this issue, as per the Staff's comment.

Incorporation of Duff & Phelps Corporation, page 25

6.
You disclose that "Duff & Phelps Corporation is acquiring only a minority ownership interest in D&P Acquisitions." This statement appears inconsistent with the accounting treatment presented in the pro forma financial information at pages 34 through 37 and the disclosure at page 24 showing that D&P will hold 100% of the voting power in D&P Acquisitions. Please revise the disclosure to address this apparent inconsistency.

        The disclosure on page 26 of the prospectus has been revised, as per the Staff's comment.

Equity-Based Compensation, page 44

7.
We note your response to prior comment 2. We may have additional comments when you disclose the anticipated offering price in the document.

        The Company notes the Staff's comment and acknowledges that the Staff may have additional comments. Currently, we anticipate the range will not be greater that the assumed range set forth in our letter to you dated August 9, 2007. If the range exceeds our estimates, we will confer with the Staff immediately. However, assuming that the range does not exceed our estimates, we respectfully ask the Staff to advise us at this time of any concerns that may exist regarding our equity-based compensation valuations.

Unaudited pro Forma Balance Sheet as of June 30, 2007, page 37

8.
We note your response to prior comment 7. Please revise the adjustments column to present the recapitalization and redemption transactions without reflecting the use of any proceeds from the offering. Rather, in the adjustments column you should include an entry to record a current liability in order to reflect the reduction in equity resulting from the unit redemptions. You may choose, then, to include an additional adjustments column to reflect the proceeds from the offering and the resulting extinguishment of the redemption liability.

        The disclosure on page 37 of the prospectus has been revised, as per the Staff's comment.

Financial Statements, page F-1

9.
Please include audited financial statements of the registrant, Duff & Phelps Corporation, since it will be the successor to the business of D&P Acquisitions.

        The disclosure on pages F-1, F-2, F-3 and F-4 of the prospectus have been revised to include the audited financial statements of Duff & Phelps Corporation, as per the Staff's comment.

* * * *

        We thank you for your prompt attention to this letter responding to the Staff's Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2318.

Very truly yours,

/s/ Joshua Ratner Joshua Ratner, Esq.
cc:
Edward S. Forman, Esq.
David J. Goldschmidt, Esq.
Michael Kaplan, Esq.

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Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 212-735-3000